United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: October 30th, 2002	By:	/S/ Jean-Pierre Halbron Jean-Pierre Halbron President

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel Reports Third Quarter 2002 Results

•	Net debt down to Euro 1 billion due to cash flow

•	Gross margin up 2 points and strong cost reduction sequentially

•	Limited impact of sales decline on profitability

•	Net income impacted by Euro 1.1 billion in exceptional reserves

     Paris, October 30, 2002 – The Board of Directors of Alcatel (Paris: CGEP.PA and NYSE: ALA) reviewed and approved third quarter 2002 results. Third quarter sales decreased sequentially by 17.2% to Euro 3,508 million and by 19.0% on a comparable basis (excluding the impact of Alcatel Shanghai Bell). Loss from operations was registered at Euro 227 million, and Net Loss at Euro 1,352 million or diluted Euro (1.14) per A share ($ (1.13) per ADS). Third quarter sales decreased by 37.5% over the same quarter last year.

	Quarterly			First Nine Months

	Third	Second	Third
Key Figures	Quarter	Quarter	Quarter
In Euro million except for EPS	2002	2002	2001	2002	2001

Profit & Loss
Net Sales	3,508	4,235	5,613	12,039	18,587
Income from Operations	(227)	(177)	(215)	(747)	7
Net Income pre-Goodwill & MI	(1,210)	(1,261)	(351)	(3,191)	(1,731)
Net Income	(1,352)	(1,438)	(558)	(3,626)	(3,465)
EPS (Class A) Diluted	(1.14)	(1.20)	(0.49)	(3.06)	(3.05)
E/ADS (Class A)*	(1.13)	(1.19)	(0.48)	(3.02)	(3.01)
Number of Shares (in billions)	1.17	1.16	1.14	1.16	1.14

*	E/ADS has been calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of $0.9879 as of September 30, 2002.

Serge Tchuruk, Chairman and CEO:

     “In this particularly difficult market environment, we are well on our way to establishing a foundation which will allow Alcatel to come out of this crisis financially healthy and strongly competitive. During the third quarter our cash position continued to improve: cash flow, before the securitization buy back, was strong for the fifth consecutive quarter and cash on hand increased to Euro 5.1 billion leading to a decrease in net debt to Euro 1.0 billion. In addition, we are achieving our objectives in reducing our cost structure: on a comparable basis fixed costs have decreased by 10% over Q2 and by 26% over the end of last year.

     While we did see a drop in sales slightly higher than we anticipated during the quarter, operating profit in the majority of our businesses resisted well and we registered a 2 point sequential increase in our gross margin. Nevertheless, with the situation of some of our customers having deteriorated further, we booked a higher level of exceptional write-offs and provisions than originally forecast, which impacted net income by approximately Euro 1.1 billion.”

Outlook:

Commenting on Alcatel’s business outlook, Tchuruk said:

     “For the fourth quarter, we are expecting sequential double digit revenue growth. An improvement in operating income should be achieved unless additional write-offs and provisions appear to be required to safely absorb the effects of any further deterioration in the market conditions currently seen for 2003. As reinforced by our Q3 performance, we expect our year-end net debt to be below the Euro 2.0 billion level.

     We are confident that Alcatel will return to profitability in 2003. In 2002 operating losses should be confined to our Optics business, currently under intensive restructuring. All other segments are at around breakeven. In 2003, our cost target is to lower the quarterly sales breakeven to Euro 3.0 billion by year-end. This is about 25% below current levels and way below our estimate of next year’s business. We have recently seen renewed interest for our broadband access products, especially in Europe and Asia. We also continue to gain market share in wireless infrastructure, with a good level of profitability even after funding R&D for third generation technology. Non-carrier telecom equipment and software businesses, which amounts to a good one-third of our sales, act as a buffer against the carrier equipment Capex downturn. And finally, our broad geographic expansion is paying off with the hedging resulting from the diversity of our markets and customers. Overall, in this very challenging market, Alcatel employees have performed extremely well, keeping their motivation despite adverse conditions.”

Business Highlights:

	Quarterly			First Nine Months

	Third	Second	Third
Segment Breakdown	Quarter	Quarter	Quarter
In Euro millions	2002	2002	2001	2002	2001

Sales:
Carrier Networking	1,720	1,969	2,490	5,774	8,584
Optics	704	1,012	1,777	2,763	5,674
e-Business	506	603	732	1,700	2,359
Space & Components	660	748	793	2,110	2,653
Other & Eliminations	(82)	(97)	(179)	(308)	(683)

Total	3,508	4,235	5,613	12,039	18,587

Income from Operations:
Carrier Networking	30	24	(104)	(65)	(105)
Optics	(225)	(176)	29	(554)	435
e-Business	(32)	(18)	(144)	(78)	(486)
Space & Components	19	31	35	65	159
Other	(19)	(38)	(31)	(115)	4

Total	(227)	(177)	(215)	(747)	7

Third Quarter Business Update (Sequential):

Carrier Networking

     Third quarter revenue of Euro 1,720 million was down sequentially12.6% from Euro 1,969 million, due to decreases across the segment. Broadband networking revenues were down due primarily to the U.S. DSL market and not entirely offset by the pickup toward the end of the quarter in Europe and China. GSM infrastructure performed well thanks to continuing commercial successes, particularly outside Western Europe. Applications software and voice switching declined slightly. Revenues for network design, build and operational services were also down slightly due to market conditions.

     Income from operations amounted to Euro 30 million, a slight increase over Q2. Profitability was maintained despite the decrease in sales as fixed cost reductions are having a significant impact. Mobile networking continued to have a good level of profitability, while broadband networking resisted well despite an adverse market environment. Advances were also recorded in network management, services and software applications.

Optics

     Third quarter revenue of Euro 704 million was down sequentially 30.4% from Euro 1,012 million. This decrease is primarily due to terrestrial optical networking revenues, particularly in Europe and the U.S. Submarine sales declined over the previous quarter as well as optical fiber as operators are still working through their inventories. Optronics revenues amounted to Euro 13 million as compared to Euro 25 million last quarter.

     Loss from operations was Euro (225) million compared to a loss of Euro (176) million in Q2. The segment’s profitability continued to deteriorate, as the effect of intensive cost cutting is not yet fully felt, particularly in the terrestrial business. Operating margins slightly decreased for optical fiber, reflecting the drop in sales. Submarine networking margins continued to improve, due to a substantial reduction in fixed costs. Optronics posted an operating loss during the quarter of Euro (45) million.

     Full details of Alcatel Optronics 3rd quarter 2002 performance are explained in a separate earnings release today.

e-Business

     Third quarter revenue of Euro 506 million was down sequentially 16.1% from Euro 603 million primarily due to the seasonal drop in GSM handset volumes, which decreased to 2.6 million units compared with 3.0 million in Q2. Enterprise market conditions deteriorated toward the end of the quarter, with little investment by small and medium businesses and a push-out of demand by large companies. Genesys’ software applications sales were maintained despite the market downturn. Voice and data networking solutions sales were also stable.

     Loss from operations was Euro (32) million compared to a loss of Euro (18) million in Q2. There was a slight margin deterioration across the board resulting from the drop in volumes. The handset business was impacted by the usual seasonality effect.

Space & Components

     Third quarter revenue of Euro 660 million was down sequentially 11.8% from Euro 748 million. There was a decline across all component product lines, primarily due to the economic slowdown. Satellite revenues also declined slightly.

     Income from operations was Euro 19 million compared with Euro 31 million in Q2. Margins were effected by the drop in sales but resisted due to the lower fixed cost structures that have been put into place.

Third Quarter 2002 Results (unaudited)

PROFIT AND LOSS STATEMENT:

• Net Sales: Euro 3,508 million vs. Euro 5,613 million 3Q 01 (down 37.5%) and vs. Euro 4,235 million sequentially (down 17.2%).

• Geographical distribution of sales:

W. Europe:	45%
Other Europe:	7%
USA:	15%
Asia:	19%
RoW:	14%

• Gross margin: 27.5% (25.5% for Q2 2002).

• Selling, general and administration (“SG&A”) costs: Euro (669) million (19.1% of sales).

• Research and development (“R&D”) expenses: Euro (523) million (14.9% of sales).

• Income from operations: Euro (227) million, which included Euro (65) million in inventory depreciation vs. Euro (177) million, which included Euro (45) million in inventory depreciation in Q2 2002.

• Earnings before tax and amortization of goodwill: Euro (1,113) million and included:

•	Net financial loss of Euro (520) million compared to Euro (291) million during the second quarter.

•	Restructuring costs of Euro (331) million compared to Euro (504) million in Q2 2002.

•	Net other revenue/(expenses) of Euro (35) million [composed of Euro 217 million in capital gains and Euro (252) million in provisions] vs expenses of Euro (254) million in Q2

• Net Income Pre-Goodwill: Euro (1,210) million vs. Euro (1,261) million in the second quarter.

• Net Income: Euro (1,352) million and included a related tax charge of Euro (85) million, share in net income of equity affiliates and discontinued activities of Euro (12) million and goodwill amortization of Euro (152) million.

• Diluted A share EPS: Euro (1.14) [$(1.13) per ADS] based on an average of 1,168 million A shares.

BALANCE SHEET ITEMS:

• Operating working capital: Euro 2,696 million, a sequential decrease of Euro 536 million:

• Net Inventory: Euro 3,219 million, a sequential decline of Euro 197 million.

• Trade Receivables: Euro 4,828 million, a sequential decrease of Euro 529 million.

• Trade Payables and customers’ deposits: Euro 5,351 million, a decrease of € 191 million.

• Cash and equivalents: Euro 5,101 million, compared to Euro 4,805 million at the end of Q2 2002.

• Net Debt: Euro 1,029 million.

• Gearing: 16%

• Operating Cash Flow: Euro (68) million.

First Nine Months 2002 Results (unaudited)

PROFIT AND LOSS STATEMENT:

• Net Sales: Euro 12,039 million vs. Euro 18,587 million in corresponding period 01 (down 35.2%)

• Geographical distribution of sales:

W. Europe:	42%
Other Europe	7%
USA:	17%
Asia:	18%
RoW:	16%

• Gross margin: 26.0% (27.1% in corresponding period 01).

• Selling, general and administration (“SG&A”) costs: Euro (2,215) million (18.4% of sales).

• Research and development (“R&D”) expenses: Euro (1,664) million (13.8% of sales).

• Income from operations: Euro (747) million

• Earnings before tax and amortization of goodwill: Euro (3,141) million and included:

•	Net financial loss of Euro (882) million compared to Euro (1,319) million in corresponding period 01.

•	Restructuring costs of Euro (974) million compared to Euro (1,526) million in corresponding period 01.

•	Net other revenue/(expenses) of Euro (538) million [composed of Euro 413 million in capital gains and Euro (951) million in provisions] vs Euro 242 million in corresponding period 01.

• Net Income Pre-Goodwill: Euro (3,191) million vs. Euro (1,731) million in corresponding period.

• Net Income: Euro (3,626) million and included a related tax credit of Euro 81 million, share in net income of equity affiliates and discontinued activities of Euro (131) million and goodwill amortization of Euro (442) million.

• Diluted A share EPS: Euro (3.06) [$(3.05) per ADS] based on an average of 1.160 million A shares.

About Alcatel

     Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: www.alcatel.com

     “Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to fourth quarter revenue growth, operating income and net debt reduction, and 2003 breakeven points (ii) Alcatel’s ability to remain competitive and a leader in the industries in which it operates, and its future growth including without limitation growth in market share, the telecom industry and market conditions in general; and (iii) the benefits to Alcatel in 2003 from its restructuring efforts. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its restructuring efforts and whether these efforts will achieve their expected benefits, including contributing to both improved gross margins and the achievement of breakeven targets, among other benefits; the economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sales increases and realization of positive operating income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts Régine Coqueran	Tel : +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com
Aurélie Boutin	Tel : +33 (0)1 40 76 11 79	Aurelie.boutin@alcatel.fr
Alcatel Investors Relations Claire Pedini	Tel : +33 (0)1 40 76 13 93	claire.pedini@alcatel.com
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : 1 972 519 4347	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +33 (0)1 40 76 11 99	charlotte.laurent-ottomane@alcatel.com

Upcoming Events/Announcements February 4, 2003	Fourth Quarter and Full Year 2002 Earnings Release

ALCATEL
SUMMARY CONSOLIDATED FINANCIAL STATEMENTS*
AT SEPTEMBER 30, 2002

Consolidated Income Statements

			9 months	9 months	2001
(in millions of euros)	Q3 2002	Q3 2001	2002	2001	published

Net sales	3,508	5,613	12,039	18,587	25,353
Cost of sales	(2,543)	(4,271)	(8,907)	(13,546)	(19,074)

Gross profit	965	1,342	3,132	5,041	6,279

Administrative and selling expenses	(669)	(898)	(2,215)	(2,880)	(3,773)
R&D costs	(523)	(659)	(1,664)	(2,154)	(2,867)

Income from operations	(227)	(215)	(747)	7	(361)

Financial income (loss)	(520)	(144)	(882)	(1,319)	(1,568)
Restructuring costs	(331)	(231)	(974)	(1,526)	(2,124)
Other revenue (expense)	(35)	20	(538)	242	(213)

Income before amortization of goodwill and taxes	(1,113)	(570)	(3,141)	(2,596)	(4,266)

Income tax	(85)	220	81	865	1,261
Share in net income of equity affiliates	(12)	(1)	(131)	0	(16)

Consolidated net income before amortization of goodwill and purchased R&D	(1,210)	(351)	(3,191)	(1,731)	(3,021)

Amortization of goodwill	(152)	(194)	(442)	(1,748)	(1,933)
Purchased R&D	—	(4)	—	(4)	(4)
Minority interests	10	(9)	7	18	(5)

Net income	(1,352)	(558)	(3,626)	(3,465)	(4,963)

Ordinary Shares (A)
Basic earnings per share (in euros)	(1.14)	(0.49)	(3.06)	(3.05)	(4.33)
Diluted earnings per share (in euros)	(1.14)	(0.49)	(3.06)	(3.05)	(4.33)

Alcatel tracking stock (O) (Optronics division)**
Basic earnings per share (in euros)	(0.73)	(0.10)	(2.79)	0.21	(1.47)
Diluted earnings per share (in euros)	(0.73)	(0.10)	(2.79)	0.21	(1.47)

*	In order to make comparisons easier, restated income statements are presented to take into account significant changes in consolidated companies during the second semester 2001 and the first semester 2002

Consolidated Balance Sheet

ASSETS

	Sept. 30	Sept. 30	December 31
(in millions of euros)	2002	2001	2001

Goodwill, net value	4,797	5,506	5,257
Other intangible assets	423	504	472

Intangible assets, net value	5,220	6,010	5,729

Property, plant and equipment	8,842	9,810	9,698
Depreciation	(5,811)	(5,596)	(5,496)

Property, plant and equipment, net value	3,031	4,214	4,202

Share in net assets of equity affiliates and net assets and liabilities of discontinued operations	420	996	799
Other investments and miscellaneous, net	862	2,200	1,169

Investments and other non-current assets	1,282	3,196	1,968

TOTAL FIXED ASSETS	9,533	13,420	11,899

Inventories and work in progress	3,219	6,482	4,681

Trade receivables and related accounts	4,828	8,906	8,105
Other accounts receivable	4,645	6,011	6,851

Accounts receivable	9,473	14,917	14,956

Marketable securities, net value	435	356	490
Cash	4,666	1,934	4,523

Cash and cash equivalents	5,101	2,290	5,013

TOTAL CURRENT ASSETS	17,793	23,689	24,650

TOTAL ASSETS	27,326	37,109	36,549

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Sept. 30	Sept. 30	December 31
	2002 -	2001 -	2001 - After
(in millions of euros)	After Appropriation	After Appropriation	Appropriation

Capital stock (Euro 2 nominal value: 1,239,193,498 class A shares and 25,515 000 class O shares issued at September 30, 2002; 1 215 239 824 A shares and 25,515,000 O shares O issued at September 30, 2002 and 1,215,254,797 class A shares and 25,515,000 class O shares at December 31, 2001)	2,529	2,482	2,481
Additional paid-in capital	9,573	9,566	9,565
Retained earnings	(373)	4,785	(389)
Cumulative translation adjustment	(144)	(259)	(185)
Net income	(3,626)	(3,465)	—
Less treasury stock at cost	(1,734)	(1,957)	(1,842)

SHAREHOLDERS’ EQUITY	6,225	11,152	9,630

MINORITY INTERESTS	344	191	219

Accrued pension and retirement obligations	1,061	1,063	1,120
Other reserves	3,630	3,811	4,154

TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,691	4,874	5,274

Bonds and notes issued	5,371	4,966	5,969
Other borrowings	758	2,782	1,706

TOTAL FINANCIAL DEBT	6,129	7,748	7,675

Customers’ deposits and advances	1,382	1,588	1,693
Trade payables and related accounts (a)	4,219	4,863	5,080
Debts linked to bank activity	262	1,271	660
Other payables	4,074	5,422	6,318

TOTAL OTHER LIABILITIES	9,937	13,144	13,751

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	27,326	37,109	36,549

Consolidated Statements of Cash Flow

	1st sem.	Q3 2002	9 months	9 months
(in millions of euros)	2002		2002	2001	2001

Cash flow from operating activities
Net income	(2,274)	(1,352)	(3,626)	(3,465)	(4,963)
Minority interests	3	(10)	(7)	(19)	5
Adjustments to reconcile income before minority interests to net cash provided by operating activities :
- Depreciation, amortization, net	551	188	739	952	1,279
- Amortization of goodwill and purchased R&D	290	152	442	1,752	1,937
- Changes in reserves for pension obligations, net	9	(1)	8	31	41
- Changes in other reserves, net	655	719	1,374	1,581	2,001
- Net (gain) loss on disposal of non-current assets	(196)	(217)	(413)	(763)	(943)
- Share in net income of equity affiliates and discontinued operations (net of dividends received)	148	66	214	56	88

Net cash provided (used) by operating activities before changes in working capital	(814)	(455)	(1,269)	125	(555)

Net change in current assets and liabilities :
- Decrease (increase) in accounts receivable	3,155	1,654	4,809	164	1,117
- Decrease (increase) in inventories	913	331	1,244	(289)	1,186
- Increase (decrease) in accounts payable and accrued expenses	(2,087)	(797)	(2,884)	(1,188)	(1,203)

Net cash provided (used) by operating activities	1,167	733	1,900	(1,188)	545

Cash flow from investing activities
Proceeds from disposal of fixed assets	182	54	236	129	182
Capital expenditures	(300)	(99)	(399)	(1,331)	(1,748)
Decrease (increase) in loans	81	(801)	(720)	(150)	299
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(128)	(78)	(206)	(567)	(743)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	285	512	797	2,312	3,627

Net cash provided (used) by investing activities	120	(412)	(292)	393	1,617

Net cash flow after investment	1,287	321	1,608	(795)	2,162

Cash flow from financing activities
Increase (decrease) in short-term debt	(1,226)	34	(1,192)	193	(1,401)
Proceeds from issuance of long-term debt	—	—	—	400	1,744
Proceeds from issuance of shares	8	—	8	11	8
Dividends paid	(201)	(68)	(269)	(563)	(567)

Net cash provided (used) by financing activities	(1,419)	(34)	(1,453)	41	(216)

Net effect of exchange rate change	(76)	9	(67)	(16)	7

Net increase (decrease) in marketable securities and cash	(208)	296	88	(770)	1,953

Cash and cash equivalents at beginning of year	5,013	4,805	5,013	3,060	3,060

Cash and cash equivalents at end of year	4,805	5,101	5,101	2,290	5,013

Press release

Alcatel Optronics Announces Third Quarter Results

Paris, October 30, 2002 – Alcatel Optronics (Paris: CGO and NASDAQ: ALAO) today reported third quarter results with sequential sales down by 48.8% to Euro 13.0 million. Loss from operations was registered at Euro (45.4) million. Net loss amounted to Euro (78.6) million. Sales decreased by 86.3% over the same period last year.

	Quarterly			First Nine Months

	Third	Second	Third
Key Figures	Quarter	Quarter	Quarter
In Euro million except for EPS	2002	2002	2001	2002	2001

Profit & Loss
Net Sales	13.0	25.4	95.0	73.5	400.5

Income (loss) from Operations	(45.4)	(50.6)	(10.1)	(139.0)	39.9

Net Income	(78.6)	(186.5)	(9.9)	(303.3)	20.3

EPS for Class O Shares under GAAP is presented in Alcatel’s Financial Statements. Notional EPS calculated below is disclosed for convenience purposes

Notional EPS (Euro)*	(0.73)	(1.72)	(0.10)	(2.79)	0.21
Notional EPS ($ADS)*	(0.73)	(1.70)	(0.10)	(2.76)	0.21

Number of Shares (in millions)	108.6	108.6	94.9	108.6	94.9

*This Notional EPS is calculated on the net results of the Alcatel Optronics division, divided by the notional number of Alcatel Class O shares. E/ADS has been calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of $0.9879 as of September 30, 2002.

Jean-Christophe Giroux, CEO:

“During the third quarter we saw a further deterioration of our markets: inventory is still backed up at the customer level and demand remains very weak, at least for the short term. However, even in a further deteriorating market, I am confident that we will from now on deliver a sequential improvement of our financial structure, thanks to cost-cutting actions.”

“To accelerate on restructuring, we’ve launched on September 17th our Strategic Refocus Plan that will eventually articulate our business model in 2 streamlined centers of excellence: Nozay, France, for active components and Livingston, Scotland, for passive components. This is coherent with our belief that Hybrid integration represents the next evolution of this industry, with Alcatel Optronics being in a position to leapfrog competition and confirm its position as a key player in the next generation markets.”

“Looking ahead, visibility is still very poor for the medium to long term. For the fourth quarter, we are anticipating sales to be down sequentially by 30-40% with an improvement in operating profit resulting from our cost cutting efforts. ”

Third Quarter 2002

Sales for third quarter 2002 decreased by 86.3 % to Euro 13.0 million compared with Euro 95.0 million in third quarter 2001. Gross profit/(loss) amounted to Euro (24.3) million compared with Euro 10.8 million in the same period last year. SG&A amounted to Euro 9.9 million and R&D amounted to Euro 11.2 million. Loss from operations was registered at Euro (45.4) million. Financial loss amounted to Euro (2.5) million. Restructuring costs amounted to Euro (10.7) million. Other revenue amounted to Euro 2.8 million. Net loss was registered at Euro (78.6) million compared with net loss of Euro (9.9) million in third quarter 2001.

********

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel Optronics’ guidance regarding its performance in future periods, including, with respect to sales, profitability and break-even cost structure for the second half of 2002 (ii) Alcatel Optronics’ ability to remain competitive in the industry in which it operates and its future growth and (iii) the benefits of its cost reduction program. These risks and uncertainties include: whether Alcatel can continue to implement its working capital reduction activities and restructuring efforts and whether these efforts will achieve their expected benefits, including the achievement of quarterly breakeven targets, among other benefits; the duration of the continuing economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; and the impact of each of these factors on sales and profits. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Alcatel Optronics

Alcatel Optronics designs, manufactures and sells high performance optical components, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. Alcatel Optronics is a leading supplier of DWDM lasers, photodetectors, optical amplifiers, high-speed interface modules and key passive devices such as arrayed waveguide multiplexers and Fiber Bragg Grating filters. It also has experience in integrating active and passive components and modules into sub-systems. The Optronics Division is part of Alcatel’s Optics Group which comprises Alcatel’s world-leading activities in optical networking, including submarine and terrestrial transmission systems, fiber optics and optical components. For more information, visit Alcatel Optronics on the Internet: www.alcatel.com/optronics

Investor Relations
Charlotte Laurent-Ottomane	Tel : + 1. 703 668 3571 / U.S	charlotte.laurent-ottomane@alcatel.com
Tel : +33 (0) 1 40 76 13 27 / France
Alcatel Optronics Press Contacts (France)
Régine Coqueran / Alcatel HQ	Tel : +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com
Guy Mesquida / Alcatel Optronics	Tel : +33 (0)1 64 49 49 03	Guy.mesquida@alcatel.fr

SUMMARY COMBINED FINANCIAL STATEMENTS
At September 30, 2002
(unaudited)

Alcatel Optronics — Combined income statements

			Nine months ended
			September 30,		At Dec 31,

(in millions of euros)	Q3 2002	Q3 2001	2002	2001	2001

Net sales	13.0	95.0	73.5	400.5	470.4
Cost of sales	(37.3)	(84.2)	(148.5)	(291.0)	(428.0)

Gross margin	(24.3)	10.8	(75.0)	109.5	42.4

Administrative and selling expenses	(9.9)	(6.1)	(28.2)	(25.9)	(39.0)
Research &Development expenses	(11.2)	(14.8)	(35.8)	(43.7)	(62.0)

Income (loss) from operations	(45.4)	(10.1)	(139.0)	39.9	(58.6)

Financial income (loss)	(2.5)	(0.8)	(7.4)	(1.7)	(5.8)
Restructuring costs	(10.7)	—	(72.7)	—	(7.5)
Other revenue (expense)	2.8	—	(5.2)	—	(21.5)

Income (loss) before taxes and amortization of goodwill	(55.8)	(10.9)	(224.3)	38.2	(93.4)

Income tax	(24.2)	2.7	(24.1)	(12.8)	26.3
Amortization of goodwill	1.4	(1.7)	(54.9)	(5.1)	(77.2)
Purchased R&D	—	—	—	—	—
Net income (loss)	(78.6)	(9.9)	(303.3)	20.3	(144.3)

Alcatel Optronics — Combined balance sheets

ASSETS

	Sept 30	Sept 30	Dec. 31
(in millions of euros)	2002	2001	2001

Goodwill, net	—	126.0	58.1
Other intangible assets, net	2.7	20.3	12.1

Intangible assets, net	2.7	146.3	70.2

Property, plant and equipment	356.1	327.6	365.5
Less accumulated depreciation	(173.2)	(94.1)	(102.6)

Property, plant and equipment, net	182.9	233.5	262.9

Other investments	0.9	0.8	0.8
TOTAL FIXED ASSETS	186.5	380.6	333.9

Inventories and work in progress, net	22.5	166.2	60.4

Trade receivables and related accounts, net	11.7	73.3	71.5
Other accounts receivable	24.2	45.1	124.5

Accounts receivable, net	35.9	118.4	196.0

Cash Pooling – Alcatel current account (maturity not less than three months)
Cash Pooling – Alcatel current account (maturity less than three months)	10.3	18.4	16.0
Marketable securities, net value	—	2.6	1.9
Cash	5.7	7.1	3.0

Cash and cash equivalents	16.0	28.1	20.9

TOTAL CURRENT ASSETS	74.4	312.7	277.3
TOTAL ASSETS	260.9	693.3	611.2

LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

	Sept 30	Sept 30	December 31
	2002–After	2001 – After	2001 – After
(in millions of euros)	Appropriation	Appropriation	Appropriation

Funds allocated by Alcatel	369.5	363.9	366.6
Accumulated net profits (losses)	(447.6)	23.2	(144.3)
Cumulative translation adjustments	3.3	0.2	5.4

TOTAL NET WORTH OF THE OPTRONICS DIVISION	(74.8)	387.3	227.7

Accrued pension and retirement obligations	2.6	2.1	2.6
Other reserves	22.9	22.2	37.3
TOTAL RESERVES FOR LIABILITIES AND CHARGES	25.5	24.3	39.9

Cash pooling – Alcatel current account	215.8	98.0	45.4

Other borrowings	25.5	29.5	159.5
TOTAL FINANCIAL DEBT	241.3	127.5	204.9

Advances from customers	0.1	0.1	0.2
Trade payables and related accounts	44.0	102.1	97.8
Other payables	24.8	52.0	40.7

TOTAL OTHER LIABILITIES	68.9	154.2	138.7

TOTAL LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION	260.9	693.3	611.2

Alcatel Optronics — Combined statements of cash flows

	Nine months ended Sept 30,		At Dec 31,

(in millions of euros)	2002	2001	2001

Cash flow from operating activities
Net income (loss)	(303.3)	20.3	(144.3)
Adjustments to reconcile income to net cash provided by operating activities :
- Depreciation, amortization, net	149.9	31.1	127.8
- Changes in reserves for pension obligations, net	—	—	0.5
- Changes in other reserves, net	(48.9)	12.0	116.6
- Net (gain) loss on disposal of non-current assets	9.0	0.1	5.2
- Other	—	—	—

Net cash provided (used) by operating activities before changes in working capital	(193.3)	63.5	105.8

Net change in current assets and liabilities :
- Decrease (increase) in accounts receivable	153.6	16.2	(35.9)
- Decrease (increase) in inventories	72.5	(40.4)	(22.4)
- Increase (decrease) in accounts payable and accrued expenses	(60.3)	(31.1)	(74.4)

Net cash provided (used) by operating activities	(27.5)	8.2	(26.9)

Cash flow from investing activities
Proceeds from disposal of fixed assets	3.5	—	0.3
Capital expenditures	(18.6)	(102.6)	(136.6)
Cash expenditure for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(0.1)	5.0	(104.7)
Cash proceeds from sales of previously consolidated companies, net of cash sold	1.6	—	—
Decrease (increase) in Alcatel current account (maturity more than three months)	—	—	—
Net cash provided (used) by investing activities	(13.6)	(97.6)	(241.0)

Net cash flows after investing activities	(41.1)	(89.4)	(267.9)

Cash flow from financing activities
Increase (decrease) in short-term debt	60.6	81.9	142.3
Increase (decrease) in long-term debt	(20.8)	(1.0)	0.8
Principal payment under capital lease obligation	(2.8)	(1.5)	(1.9)
Proceeds from issuance of Alcatel Optronics shares	—	—	106.3
Funds allocated by Alcatel	3.6	—	—
Dividends paid by Alcatel Optronics	(2.9)	(9.5)	(9.5)

Net cash provided (used) by financing activities	37.7	69.9	238.0

Net effect of exchange rate change	(1.5)	(1.6)	1.6

Net increase (decrease) in cash and cash equivalents	(4.9)	(21.1)	(28.3)

Cash and cash equivalents at beginning of year	20.9	49.2	49.2

Cash and cash equivalents at end of year	16.0	28.1	20.9

Consolidated statements of changes in net worth of the Optronics division

			Cumulative
	Funds allocated by	Accumulated net	Translation	Total net worth of
	Alcatel	profits/losses	Adjustment	the Division

	(in millions of euro)
Balance at December 31, 2000	332.9	2.9	1.7	337.5

Net income (loss)	—	(144.3)	—	(144.3)
Funds allocated by Alcatel	105.9	—	—	105.9
Kymata’s goodwill charged to the net worth	(72.2)	—	—	(72.2)
Translation adjustment of the year	—	—	3.7	3.7
Dividends	—	(2.9)	—	(2.9)

Balance at December 31, 2001	366.6	(144.3)	5.4	227.7

Net income (loss)		(303.3)	—	(303.3)
Funds allocated by Alcatel	2.9	—	—	2.9
Translation adjustment of the year	—	—	(2.1)	(2.1)
Balance at September 30, 2002	369.5	(447.6)	3.3	(74.8)

Notes to consolidated financial statements

Note 1
Presentation and summary of accounting policies

The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business:

•	Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

•	Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

•	Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000 .

•	Alcatel Optronics UK (ex Kymata), a UK company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands until June 28, 2002, date of the sale of this subsidiary to its management.

The interim combined financial statements of the Optronics division are presented in accordance with the Conseil National de la Comptabilité (French Accounting Authorities) recommendation of March 1999 about interim statements and comply with the same accounting rules as year end policies. From January 1, 2002, the Optronics division applies the regulation n°00.06 (regulation on liabilities) approved by the “Comité de la Réglementation Comptable”. The implementation of this regulation had no significant impact on the opening shareholders’ equity.

Note 2

Information by geographical area

The Optronics division operates in a single reportable segment made up of different product lines. Geographical information is given below.

					Total	United States of
	France	United Kingdom	Italy	Rest of Europe	Europe	America	Canada	Asia	Total

	(in millions of euro, except for staff count)
Q3 2002
Net sales
By entity location	39.8	3.3	—	—	43.1	28.1	2.3	—	73.5
By geographical market	4.4	6.7	25.1	2.5	38.7	29.3	0.8	4.7	73.5

Q3 2001
Net sales
By entity location	288.9	—	—	—	288.9	99.9	11.7	—	400.5
By geographical market	36.4	121.6	77.9	6.9	242.8	137.8	4.2	15.7	400.5

2001
Net sales
By entity location	337.6	2.2	—	—	339.8	118.1	12.5	—	470.4
By geographical market	40.5	154.7	79.9	7.9	283.0	158.9	5.3	23.2	470.4
Income from operations	(45.7)	(12.6)	—	—	(58.3)	4.6	(4.9)	—	(58.6)
Property, plant and equipment, net	168.9	45.1	—	—	214.0	20.1	28.8	—	262.9
Total assets	398.7	55.9	—	—	454.6	54.2	102.4	—	611.2
Staff	1124	284	—	—	1408	185	203	—	1796

The above information is analyzed by entity location, except for net sales which are also analyzed by geographical market.